Exhibit 12.1

Delta Air Lines, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in millions, except for ratio data)	2017	2016	2015	2014	2013
Earnings before income taxes	$5,701	$6,636	$7,157	$1,072	$2,527
Add (deduct):
Fixed charges from below	529	528	584	737	947
Capitalized interest	(58)	(53)	(36)	(33)	(29)
Earnings as adjusted	$6,172	$7,111	$7,705	$1,776	$3,445

Fixed charges:
Interest expense, including capitalized amounts and amortization of debt costs	$483	$472	$534	$691	$891
Portion of rental expense representative of the interest factor	46	56	50	46	56
Fixed charges	$529	$528	$584	$737	$947

Ratio of earnings to fixed charges	11.67	13.47	13.19	2.41	3.64